UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-3/A
(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE TRUST INDENTURE ACT OF 1939

AMERICAN GILSONITE COMPANY

(Name of Applicant)

(For co-registrants/subsidiary guarantors, please see Item 1 hereto)

16200 Park Row Drive, Suite 250
Houston, Texas 77084
(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
17% Subordinated Notes due 2021	$100 million aggregate principal amount

Approximate date of proposed public offering: As soon as practicable after the Effective Date under the Plan of Reorganization.

Name and registered address of agent for service:	With a copy to:

Steven A. Granda American Gilsonite Company 16200 Park Row Drive, Suite 250 Houston, Texas 77084 (832) 974-4391	Todd Chandler Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

The Applicants (as defined herein) hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (as amended, the “Trust Indenture Act”), may determine upon the written request of the Applicants.

EXPLANATORY NOTE

This Amendment No. 1 to Form T-3 (the “Amendment”) amends and restates the Application for Qualification of Indentures under the Trust Indenture Act on Form T-3 (File No. 022-29028) (the “Form T-3”) originally filed with the Securities and Exchange Commission on October 20, 2016 and (i) attaches certain exhibits previously omitted from the Form T-3 and (ii) updates certain itemized information to the Form T-3.

GENERAL

1.	General Information.

Applicant	Form of Organization	Jurisdiction
American Gilsonite Company (the “Company”)	Corporation	Oklahoma
DPC Products, Inc.	Corporation	Delaware
Lexco Acquisition Corp.	Corporation	Delaware
Lexco Holding, LLC	Limited Liability Company	Utah

American Gilsonite Holding Company (“AGHC”) will be merged with and into the Company, prior to the Effective Date (as defined below) in accordance with the Company’s and certain affiliated debtors’ Plan of Reorganization (the “Plan of Reorganization”) under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), with the Company then being reincorporated into a new Delaware corporation.

Except for the Company and AGHC (which will be merged with and into the Company), the foregoing entities and any other entities that will act as a guarantor under the Indenture (as defined below) are referred to herein collectively as the “Guarantors”. The Company and the Guarantors are referred to herein as the “Applicants”.

2.	Securities Act Exemption Applicable.

The 17% Subordinated Notes due 2021 (the “New Notes”) of the Company, to be issued under the indenture to be qualified hereby (the “Indenture”), will be issued by the Company to holders of its existing 11.5% Senior Secured Notes due 2017 (the “Old Notes”), pursuant to the terms of the Plan of Reorganization. The Plan of Reorganization will become effective on the date on which all conditions to consummation of the Plan of Reorganization have been satisfied or waived (the “Effective Date”). The New Notes are being issued, together with certain other securities of the Company, in exchange for all outstanding claims of the Second Lien Noteholders, as described in the Disclosure Statement, dated October 19, 2016, which is attached hereto as Exhibit T3E.1.

The issuance of the New Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code. Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicants believe that the issuance of the New Notes to the holders of the Old Notes will satisfy the aforementioned requirements.

AFFILIATIONS

3.	Affiliates.

The following is a list of affiliates of the Applicants as of the date of this Amendment.

Company Name	Jurisdiction of Formation/Incorporation	Owner	Percentage
The Company	Oklahoma	AGHC	100%
AGHC	Delaware	AGC (Delaware), LP AGC/PEP LLC	98.32% 1.68%
DPC Products, Inc.	Delaware	The Company	100%
Lexco Acquisition Corp.	Delaware	The Company	100%
Lexco Holding, LLC	Utah	Lexco Acquisition Corp.	100%
AGC (Delaware), LP(1)	Delaware	Palladium Equity Partners III, LP	100%
AGC/PEP LLC(2)	Delaware	Palladium Equity Partners III, LLC Prospect Capital Corporation	0.01% 99.99%

(1) Prior to the Effective Date, Palladium Equity Partners III, LLC in its capacity as General Partner of AGC (Delaware) LP and Palladium Equity Partners III, LP may be deemed to be an affiliate of the Applicants.
(2) Prior to the Effective Date, Prospect Capital Corporation and Palladium Equity Partners III, LLC (an affiliate of Palladium Equity Partners III, LP) hold approximately 2% of all existing equity interests in AGHC through their jointly owned subsidiary AGC/PEP LLC and as a result, AGC/PEP LLC may be deemed an affiliate of the Applicants.

As of the date of the filing of this Amendment, AGC (Delaware), LP, a subsidiary of Palladium Equity Partners III, LP and Palladium Equity Partners III, LLC, holds approximately 98% of all existing equity interests in in AGHC (the “AGHC Interests”). Prior to the Effective Date, AGHC will be merged with and into the Company pursuant to the Plan of Reorganization, and on the Effective Date, all existing equity interests in the Company shall be cancelled and discharged pursuant to the Plan of Reorganization, and the Company shall (i) issue to holders of the AGHC Interests their respective pro rata shares of 2% of the Company’s New Common Stock and (ii) issue to holders of the Old Notes (a) their respective pro rata shares of 98% of the Company’s New Common Stock and (b) the New Notes. As a result, it is expected that AGHC, AGC (Delaware), LP, Palladium Equity Partners III, LLC and AGC/PEP LLC will cease to be affiliates of the Applicants following the Effective Date.

Additional entities may be formed in connection with the consummation of the Plan of Reorganization or thereafter.

Certain directors and officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

The Company

(a) The following table lists the names and offices held by all directors and executive officers of the Company as of the date of this Amendment. The mailing address for each of the individuals listed in the table below is: “c/o American Gilsonite Company, 16200 Park Row Drive, Suite 250, Houston, Texas 77084”.

Name	Office
David G. Gallagher	President and Chief Executive Officer and Director
Steven A. Granda	Vice President and Chief Financial Officer
Adam Shebitz	Vice President and Secretary and Director
Nicholas Lott	Chief Operating Officer
J. Willson Ropp	Director
David Perez	Director
Alan Miller	Director
Alan Carr	Director
George Couto	Director

(b) As of the Effective Date the Company will have directors and executive officers to be determined pursuant to the Plan of Reorganization.

The Guarantors

(a) The following tables lists the names and offices held by all directors and executive officers of DPC Products, Inc. as of the date of this Amendment. The mailing address for each of the individuals listed in the table below is: “c/o American Gilsonite Company, 16200 Park Row Drive, Suite 250, Houston, Texas 77084”.

Name	Office
David G. Gallagher	President and Chief Executive Officer
Steven A. Granda	Vice President and Chief Financial Officer
Adam Shebitz	Vice President and Secretary and Director
J. Willson Ropp	Director
George Couto	Director

The following table lists the names and offices held by all directors and executive officers of Lexco Acquisition Corp. as of the date of this Amendment. The mailing address for each of the individuals listed in the table below is: “c/o American Gilsonite Company, 16200 Park Row Drive, Suite 250, Houston, Texas 77084”.

Name	Office
David G. Gallagher	President and Chief Executive Officer
Steven A. Granda	Vice President and Chief Financial Officer
Adam Shebitz	Vice President and Secretary and Director
J. Willson Ropp	Director
David Perez	Director

The following table lists the names and offices held by all directors and executive officers of Lexco Holdings, LLC as of the date of this Amendment. The mailing address for each of the individuals listed in the table below is: “c/o American Gilsonite Company, 16200 Park Row Drive, Suite 250, Houston, Texas 77084”.

Name	Office
David G. Gallagher	President and Chief Executive Officer
Steven A. Granda	Vice President and Chief Financial Officer
Adam Shebitz	Vice President and Secretary and Director
David Perez	Director
George Couto	Director

(b) As of the Effective Date the Guarantors will have directors and executive officers to be determined pursuant to the Plan of Reorganization.

5.	Principal Owners of Voting Securities.

The following table sets forth, as of the date of the filing of this Amendment, certain information regarding each person known by the Applicants to beneficially own 10 percent or more of the respective voting securities of the Applicants. The mailing address for each of the beneficial owners listed in the table below is “c/o American Gilsonite Company, 16200 Park Row Drive, Suite 250, Houston, Texas 77084”.

Applicant	Beneficial Owner	Title of Class Owned	Shares Held	Percentage of Voting Securities Owned
The Company	AGHC	Common Stock	1,000	100%
DPC Products, Inc.	The Company	Common Stock	1	100%
Lexco Acquisition Corp.	The Company	Common Stock	100	100%
Lexco Holding, LLC	Lexco Acquisition Corp.	Membership Interest	N/A	100%

In addition, it is expected that pursuant to the Plan of Reorganization: (i) holders of AGHC Interests will receive approximately 2% of a class of the Company’s voting securities and (ii) holders of the Old Notes will receive approximately 98% of a class of the Company’s voting securities.

UNDERWRITERS

6.	Underwriters.

(a)Within three years prior to the date of the filing of this Amendment, no person acted as an underwriter of any securities of the Applicants that are currently outstanding on the date of this Amendment.

(b)There is no proposed principal underwriter for the New Notes that are to be issued in connection with the Indenture that is to be qualified under this Amendment.

CAPITAL SECURITIES

7.	Capitalization.

(a)The following tables set forth certain information with respect to each authorized class of securities of the Applicants as of the date of the filing of this Amendment.

Applicant	(i) Title of Class	Amount Authorized	Amount Outstanding
The Company	11.5% Senior Secured Notes due 2017	$270,000,000	$270,000,000
	Common Stock	100,000	86,029
DPC Products, Inc.	Common Stock	1	1
Lexco Acquisition Corp.	Common Stock	100	100
Lexco Holding, LLC	Membership Interest	N/A	N/A

It is expected that, upon consummation of the Plan of Reorganization, the Company’s capital structure shall be comprised of the New Notes, a $30 million term loan facility, and New Common Stock (as defined in the Plan of Reorganization), 98% of which New Common Stock is to be issued to holders of the Old Notes and 2% of which New Common Stock is to be issued to holders of the AGHC Interests.

(b)Each holder of common stock of the Applicants, both prior to and subsequent to the Effective Date of the Plan of Reorganization, is entitled to one vote for each share held on all matters submitted to a vote of shareholders.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

Terms used in this Section 8 but not otherwise defined herein shall have the meanings assigned to them in the Indenture.

(a)Events of Default; Withholding of Notice.

The occurrence of any of the following events will constitute an Event of Default under the Indenture: (1) failure to pay interest on the New Notes (after a 30-day grace period), (2) failure to pay the principal amount of or interest or premium, (including, if applicable, any Acceleration Premium) on the New Notes when due, (3) failure by the Company or any Guarantor to comply with any other covenants or agreements in the Indenture for a period of 60 days after proper notice thereof, (4) certain involuntary or voluntary insolvency and similar events in respect of the Company or any Significant Subsidiary or any group of Restricted Subsidiaries, (5) failure by the Company or any Significant Subsidiary to pay final judgments aggregating in excess of $15.0 million other than any judgments covered by indemnities or insurance policies, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed, (6) any Guarantee of the New Notes, of a Significant Subsidiary ceases to be in full force and effect or such a Guarantor denies or disaffirms its obligations under its Guarantee, other than in accordance with the terms of the Indenture and (7) default under any mortgage, indenture or instrument evidencing indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries if that default (A) is caused by a failure to make any payment when due at the stated maturity of such indebtedness or (B) results in the acceleration of such indebtedness prior to its stated maturity, and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $15.0 million or more.

Pursuant to the Indenture, if an Event of Default (other than an Event of Default described in clause (4) above) shall have occurred and be continuing, then the Trustee or the holders of a majority in principal amount of the New Notes then outstanding may declare to be immediately due and payable the entire principal amount of all the New Notes then outstanding, premium (including the Acceleration Premium), if any plus accrued and unpaid interest. Upon such a declaration, such principal premium and accrued and unpaid, if any, interest shall be due and payable immediately. The holders of a majority in principal amount of the New Secured Notes by notice to the Trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of acceleration. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

In addition, if the New Notes are accelerated or otherwise become due prior to the Stated Maturity, in each case, as a result of an Event of Default ((including, but not limited to, upon the occurrence of an Event of Default specified in clause (4) above (including the acceleration of claims by operation of law)), an Acceleration Premium in accordance with the “Optional Redemption” table set forth in the Indenture, will be immediately due and payable by the Company as if such acceleration were a voluntary redemption of the New Notes.

If a Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each holder of New Notes notice of the Default within 60 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any New Note, the Trustee may withhold the notice if and so long as the Trustee in good faith determines that withholding the notice is in the interests of the Holders of the New Notes.

(b) Form, Dating and Terms of the New Notes; Execution and Authentication

The New Notes shall be in minimum denominations of $1,000.00 and integral multiples of $1.00 in excess thereof; provided, however, that PIK Notes may be in minimum denominations of $1.00 and integral multiples of $1.00.

One Officer of the Company shall sign the New Notes on behalf of the Company by manual or facsimile signature.

If an Officer whose signature is on a New Note no longer holds that office at the time the Trustee authenticates the New Note, the New Note shall be valid nevertheless.

A New Note shall not be valid until an authorized officer of the Trustee manually authenticates the New Note. The signature shall be conclusive evidence that the New Note has been authenticated under the Indenture.

At any time and from time to time after the execution and delivery of the Indenture, the Trustee shall authenticate and deliver (i) New Notes for original issue on the Issue Date in an aggregate principal amount of $100.0 million and (ii) PIK Notes in an aggregate principal amount equal to the PIK Interest paid by PIK Payment for the applicable interest period, in each case upon a written order of the Company signed by one Officer.  Such written order shall specify whether the New Notes will be in the form of Definitive Notes or Global Notes, the amount of the New Notes to be authenticated, the date on which the original issue of New Notes is to be authenticated, the holder of the New Notes, whether the New Notes are to be Initial Notes or PIK Notes, and such other information as the Company may include or the Trustee may reasonably request.

With respect to any Interest Payment Date on which the Company pays PIK Interest with respect to a Global Note, the Company shall deliver an Officers’ Certificate stating the amount of PIK Interest due, directing the Trustee to increase the principal amount of the Global Note by an amount equal to the interest payable, rounded up to the nearest $1.00, for the relevant interest period, and the Trustee shall make such corresponding adjustments to reflect such increase on the books and records of the Registrar.

With respect to any Interest Payment Date on which the Company pays PIK Interest with respect to a Definitive Note, PIK Notes in a principal amount equal to the interest payable, rounded up to the nearest $1.00, for the relevant interest period on the aggregate principal amount of such Definitive Notes as of the relevant record date for such Interest Payment Date will be issued to the Holders of such Definitive Notes on such record date. The Company shall execute and deliver such PIK Notes, along with a written order, to the Trustee for authentication.

The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate the New Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate New Notes whenever the Trustee may do so.

There will be no proceeds (and therefore no application of proceeds) from the issuance of the New Notes because the New Notes will be issued in exchange for the Old Notes in connection with the restructuring of the Applicants.  No provisions are contained in the Indenture with respect to the Company’s use of proceeds of the issuance of the New Notes.

(c) Satisfaction and Discharge.

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of conversion or transfer or exchange of the New Notes, as expressly provided for in the Indenture) as to all outstanding New Notes thereunder, and the Trustee, upon written demand of the Company, and delivery of an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent to satisfaction and discharge have been satisfied, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture, when:

(1)either:

(A)all New Notes that have been authenticated and delivered (except lost, stolen or destroyed New Notes that have been replaced or paid and New Notes for whose payment money has theretofore been deposited in trust by the Company and thereafter repaid to the Company or discharged from this trust) have been delivered to the Trustee for cancellation; or

(B)all New Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the sending of a notice of redemption or otherwise or will become due and payable within one year;

(2)the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, U.S. legal tender, U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient (without consideration of any reinvestment of interest) to pay and discharge the entire indebtedness on the New Notes not theretofore delivered to the Trustee for cancellation;

(3)no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit (except a Default or Event of Default resulting from the borrowing of funds to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any material instrument to which the Company is a party or by which Company is bound;

(4)the Company has paid or caused to be paid all sums payable by it under the Indenture; and

(5)the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the New Notes at maturity or the redemption date, as the case may be.

(d)Evidence of Compliance with Conditions and Covenants.

The Company shall deliver to the Trustee, within 120 days after the end of its fiscal year, an Officers’ Certificate (one of the signers of which shall be the principal executive officer, principal financial officer or principal accounting officer of the Company) stating that in the course of the performance by the signer of his or her duties as an Officer of the Company he or she would normally have knowledge of any Default or Event of Default and whether or not the signer knows of any Default or Event of Default that occurred during the previous fiscal year. If such Officer does have such knowledge, the certificate shall describe the Default or Event of Default, its status and the action the Company is taking or proposes to take with respect thereto.

The Company shall, so long as any of the New Notes are outstanding, deliver to the Trustee as soon as possible, and in any event within 30 days, upon any Officer of the Company becoming aware of any Default, a statement specifying such Default and what action the Company is taking or proposes to take with respect thereto.

9.	Other Obligors.

The Company’s obligations with respect to the New Secured Notes will be guaranteed by each the following entities who will be wholly owned domestic subsidiaries of the Company on the Effective Date: DPC Products, Inc., Lexco Acquisition Corp. and Lexco Holding, LLC. The mailing address of DPC Products, Inc., Lexco Acquisition Corp. and Lexco Holding, LLC is "16200 Park Row Drive, Suite 250, Houston, Texas 77084".

CONTENTS OF AMENDMENT

This Amendment comprises:

(a)Pages numbered 1 to 6, consecutively, and Index to Exhibits.

(b)The Statement of Eligibility and Qualification on Form T-1 of Wilmington Trust, National Association, as trustee under the Indenture to be qualified (filed herewith).

(c)The exhibits listed on the Index to Exhibits attached hereto in addition to those filed herewith as part of the Form T-1 Statement of Eligibility and Qualification of the Trustee.

INDEX TO EXHIBITS

Exhibit T3A.1**
Restated Certificate of Incorporation of American Gilsonite Company dated September 27, 1993, Amended Certificate of Incorporation of American Gilsonite Company dated July 1, 1999, Amended Certificate of Incorporation of American Gilsonite Company dated March 7, 2008 and Certificate of Merger of American Gilsonite Company dated March 14, 2008.

Exhibit T3A.2**	Certificate of Incorporation of DPC Products, Inc.

Exhibit T3A.3**	Certificate of Incorporation of Lexco Acquisition Corp.

Exhibit T3A.4**	Articles of Organization of Lexco Holding, LLC

Exhibit T3B.1**	Bylaws of American Gilsonite Company

Exhibit T3B.2**	Bylaws of DPC Products, Inc.

Exhibit T3B.3**	Bylaws of Lexco Acquisition Corp.

Exhibit T3B.4**	Written Declaration of Sole Member of Lexco Holding, LLC

Exhibit T3C.1*	Form of Indenture among American Gilsonite Company, the guarantors named therein and Wilmington Trust, National Association, as trustee.

Exhibit T3D.1	Not Applicable.

Exhibit T3E.1**	Disclosure Statement relating to the Joint Prepackaged Chapter 11 Plan of Reorganization of American Gilsonite Company and Its Affiliated Debtors dated October 19, 2016.

Exhibit T3F.1*
Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1).

Exhibit T3G.1**	Statement of Eligibility and Qualification on Form T-1 of Wilmington Trust, National Association, as trustee under the Indenture to be qualified.

*	Previously filed.

**	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, American Gilsonite Company, an Oklahoma corporation, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on December 12, 2016.

(SEAL)		AMERICAN GILSONITE COMPANY
DPC PRODUCTS, INC.
LEXCO ACQUISITION CORP.
LEXCO HOLDING, LLC

Attest:	/s/ Ashley Moujaes	By:	/s/ Steven A. Granda
Name:	Ashley Moujaes	Name:	Steven A. Granda
		Title:	Vice President and Chief Financial Officer